UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2010

Commission File Number: 000-53594

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou, China 451191

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On June 4, 2010, China Gerui Advanced Materials Group Limited (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) and, pursuant to the Securities Purchase Agreement, effected the closing of the purchase and sale of 3,303,771 of the Company’s ordinary shares (the “Shares”) at a price per share of $5.70, for an aggregate purchase price of $18,831,495.

Pursuant to the Securities Purchase Agreement, the Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers, pursuant to which, among other things, the Company agreed to register the Shares within a pre-defined period.  The Company is subject to registration delay payments in the amounts prescribed by the Registration Rights Agreement if it is unable to file the Registration Statement, cause it to become effective or maintain its effectiveness as required by the Registration Rights Agreement.

The foregoing description does not purport to be a complete statement of the parties’ rights and obligations under the Securities Purchase Agreement and the Registration Rights Agreement, and is qualified in its entirety by reference to the provisions of such agreements attached to this report as Exhibits 4.1 and 10.1, respectively.

Maxim Group LLC and Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. (NASDAQ:RODM - News), acted as the Company’s placement agents (“Placement Agents”) in connection with the offering of the Shares.  As compensation for their services, the Placement Agents received an aggregate cash fee equal to $353,259.82, representing 4% of the gross proceeds received from the offering from Purchasers introduced by the Placement Agents.  The Company also paid $35,000 of the Placement Agents’ legal fees and expenses and $30,000 of the legal fees of Zivar Investments Ltd., a Purchaser that was not introduced by the Placement Agents.

The Shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) for the offer and sale of securities not involving a public offering and Rule 506 of Regulation D promulgated thereunder.  Each of the Purchasers has agreed that (a) it had access to all of the Company’s information pertaining to the investment and was provided with the opportunity to ask questions and receive answers regarding the offering, (b) it was acquiring its portion of the Shares for its own account for investment and not for the account of any other person and not with a view to or for any distribution within the meaning of the Securities Act and (c) it would not sell or otherwise transfer its purchased Shares unless in compliance with state and federal securities laws.  Each of the Purchasers represented that it is an accredited investor as defined in Rule 501(a) under the Securities Act and that there was no general solicitation or advertising in connection with the offer and sale of the Shares.

On June 4, 2010, the Company issued a press release announcing the closing of the offering of the Shares. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K.

EXHIBITS

Exhibit	Description

4.1	Form of Registration Rights Agreement, by and among China Gerui Advanced Materials Group Limited and the purchasers named therein, dated June 4, 2010

10.1	Form of Securities Purchase Agreement, by and among China Gerui Advanced Materials Group Limited and the purchasers named therein, dated June 4, 2010

99.1	Press Release dated June 4, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA GERUI ADVANCED MATERIALS
GROUP LIMITED

By:	/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer

Date: June 7, 2010